UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 52491 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aspen Equity Partners, L.L.C.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2828 N. Harwood Street, Suite 1700
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Still (214) 292-5001
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

**5918 W. Courtyard Drive, Suite 500** (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

[redacted]

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016810

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Marc Still, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aspen Equity Partners, L.L.C.**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

ANGELA C. WISER-ROSE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
1-31-2013

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# ASPEN EQUITY PARTNERS, L.L.C.

Financial Statements and Supplemental Schedules
December 31, 2010

(With Independent Auditors' Reports Thereon)

**ASPEN EQUITY PARTNERS, LLC**
Index to Financial Statements and Supplemental Schedules
December 31, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aspen Equity Partners, L.L.C.:

We have audited the accompanying statement of financial condition of Aspen Equity Partners, L.L.C. as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 10, 2011

**ASPEN EQUITY PARTNERS, LLC**
Statement of Financial Condition
December 31, 2010

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 9,707 |
| Note receivable from parent | | 1,570,587 |
| **TOTAL ASSETS** | $ | 1,580,294 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses and other liabilities | $ | 3,284 |
| Total liabilities | | 3,284 |
| **Members' Equity** | | |
| Contributed capital | | 35,000 |
| Retained earnings | | 1,542,010 |
| Total member's equity | | 1,577,010 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 1,580,294 |

See notes to financial statements and independent auditors' report.

**ASPEN EQUITY PARTNERS, LLC**
Statement of Operations
Year Ended December 31, 2010

| | | |
|---|---|---|
| **REVENUES** | | |
| Transaction fees | $ | 638,095 |
| Interest income | | 60,933 |
| Total revenues | | 699,028 |
| **EXPENSES** | | |
| Rent and executive services, related party | | 767,918 |
| Professional fees | | 29,300 |
| Licensing and other fees | | 15,210 |
| General and administrative | | 10,462 |
| Total expenses | | 822,890 |
| **LOSS BEFORE INCOME TAX EXPENSE** | | (123,862) |
| Income tax expense | | 8,454 |
| **NET LOSS** | $ | (132,316) |

See notes to financial statements and independent auditors' report.

**ASPEN EQUITY PARTNERS, LLC**
Statement of Changes in Members' Equity
Year Ended December 31, 2010

| | Contributed Capital | Retained Earnings | Total |
|---|---|---|---|
| Balances at December 31, 2009 | $ 35,000 | $ 1,674,326 | $ 1,709,326 |
| Net loss | - | (132,316) | (132,316) |
| Balances at December 31, 2010 | $ 35,000 | $ 1,542,010 | $ 1,577,010 |

See notes to financial statements and independent auditors' report.

**ASPEN EQUITY PARTNERS, LLC**
Statement of Cash Flows
Year Ended December, 31, 2010

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (132,316) |
| Adjustments to reconcile net loss to | | |
| net cash used in operating activities: | | |
| Interest income from parent | | (60,933) |
| Change in assets and liabilities | | |
| Accrued expenses and other liabilities | | (1,285) |
| **Net cash used in operating activities** | | (194,534) |
| **Cash flows from investing activities:** | | |
| Note receivable from parent, net of repayments | | 179,118 |
| **Cash flows from financing activities:** | | 179,118 |
| Net decrease in cash | | (15,416) |
| Cash at beginning of year | | 25,123 |
| **CASH AT END OF YEAR** | $ | 9,707 |
| **Supplemental Disclosures of Cash Flow Information:** | | |
| Income taxes paid | $ | - |
| Interest paid | $ | - |

See notes to financial statements and independent auditors' report.

**ASPEN EQUITY PARTNERS, LLC**
Notes to Financial Statements
December 31, 2010

**Note 1 - Nature of Business**

Aspen Equity Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas limited liability company, which commenced operations on March 20, 2000. The Company is wholly owned by Aspen Advisors, LP (the Parent). The Company provides financial advisory services relating to mergers and/or acquisitions and underwrites the private placement of securities on a best-efforts basis.

The Company has claimed exemption from Rule 15c3-3 under section (k)(2)(i) of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

**Note 2 - Significant Accounting Policies**

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transaction Fees

Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to Texas franchise tax. The tax is based on federal taxable income. For the year ended December 31, 2010, the Company has recorded $8,454 for Texas franchise tax expense.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available for issuance. For the financial statements as of and for the periods ending December 31, 2010, this date was February 12, 2011.

**Note 3 - Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $6,423 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

**Note 4 - Related Party Transactions**

Expense agreement

Effective January 1, 2006, the Company entered into an expense-sharing agreement with the Parent. Under the terms of the agreement, the Company will bear a portion (85% for 2010) of joint administrative and overhead costs incurred by the Parent on behalf of the Company. The allocation is based on the relative gross revenues of the two companies for the previous year as reported in federal tax return. The overhead allocation factor will be computed no less than annually, and the Company will pay the service fee in 12 monthly installments. The monthly fee was $63,993 for the year ended December 31, 2010.

Assigned financial consulting agreements

The Company provided financial and strategic advisory services to unrelated entities in accordance with Financial Consulting Agreements assigned to the Company by the Parent. The Company recognized $624,395 of transaction fees in 2010 under the terms of the Agreements.

Intercompany revolving note agreement

The Company has an outstanding loan receivable from the Parent arising from advances made under an Intercompany Revolving Note Agreement. The agreement provides for interest to be accrued at the greater of 4% or the short-term Applicable Federal Rate. Interest income was $60,933 for 2010. The loan, along with any accrued and unpaid interest, is due and payable on December 31, 2011.

**Schedule I**

**ASPEN EQUITY PARTNERS, LLC**
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

| | |
|---|---|
| Total members' equity qualified for net capital | $ 1,577,010 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Receivables from related parties | 1,570,587 |
| Net capital before haircuts on securities | 6,423 |
| Haircuts on securities | - |
| Net capital | $ 6,423 |
| Aggregate indebtedness | |
| Accrued expenses and other liabilities | $ 3,284 |
| Total aggregate indebtedness | $ 3,284 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 1,423 |
| Excess net capital at 10% of aggregate indebtedness | $ 6,095 |
| Ratio of aggregate indebtedness to net capital | 0.51 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2010 as reported by Aspen Equity Partners, L.L.C. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

**SCHEDULE II**

**ASPEN EQUITY PARTNERS, LLC**
**Computation for Determination of Reserve Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2010**

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), special account for exclusive benefit of customers.

See notes to financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Aspen Equity Partners, L.L.C.:

In planning and performing our audit of the financial statements and supplemental schedule of Aspen Equity Partners, L.L.C. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE • SPOKANE

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 10, 2011

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Partners of Aspen Equity Partners, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Aspen Equity Partners, L.L.C.. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Aspen Equity Partners, L.L.C.'s compliance with the applicable instructions of the Form SIPC-7. Aspen Equity Partners, L.L.C.'s management is responsible for the Aspen Equity Partners, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 10, 2011

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052491 FINRA DEC
ASPEN EQUITY PARTNERS LLC 19*19
2828 N HARWOOD ST STE 1700
DALLAS TX 75201-1509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____________________

~~2. A. General Assessment (item 2e from page 2)~~ $ 4,595

B. Less payment made with SIPC-6 filed (exclude interest) ( 395 )

7/27/10
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 1,200

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,200

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $____________

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____________________

____________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____________________
(Name of Corporation, Partnership or other organization)

____________________
(Authorized Signature)

Dated the_____ day of________________, 20_____.

____________________
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 699,028 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | — |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | — |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | — |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | — |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income Note Receivable | <60,933> |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — | |
| Enter the greater of line (i) or (ii) | — |
| Total deductions | <60,933> |
| 2d. SIPC Net Operating Revenues | $ 638,095 |
| 2e. General Assessment @ .0025 | $ 1,595 |

(to page 1, line 2.A.)